FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Market and National Securities Commission of Argentina dated August 5, 2005, regarding the company’s Financial Statements as of June 30, 2005.

Item 1

Buenos Aires, August 5, 2005

Messrs.

Buenos Aires Stock Market

National Securities Commission of Argentina

Ref.: Financial Statements as of June 30, 2005

Please find attached the results for the six-month period ending June 30, 2005, which have been approved by the Board of Directors of the Company, in its meeting held on August 4, 2005.

Herein below, you will find the relevant information related to the consolidated YPF Financial Statements:

Profit (Millions of Pesos) ( Prevailing exchange rate Ps. 2,89 = U$S 1)
Net Profit from continuing operations before income tax	4,163
Income Tax	(1,651)

Net Profit for the period	2,512

Shareholders’ Equity as of June 30, 2005 (in Millions of Pesos)

Shareholders’ Contributions:
Subscribed Capital	3,933
Adjustment to Contributions	7,281
Issuance Premiums	640	11,854

Legal Reserve		1,530
Reserve for Future Dividends		1,731
Unappropriated Retained Earnings		6,337

Total Shareholders’ Equity		21,452

Also, it should be considered that during the six-month period ended June 30, 2005, the following facts have taken place:

•	Investments on Fixed Assets rose to Ps.1,399 million and on Fideicomiso de Gas Privado (North Natural Gas Pipeline System) rose to Ps. 280 million.

•	YPF S.A. exports amounted to US$1,351 million before hydrocarbon export withholdings.

•	Taxes, contributions and royalties paid to National Government and provinces amounted to Ps 5,721 million.

Sincerely yours,

by YPF S.A.

Carlos Olivieri

Economic-Financial Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 9, 2005	By:	/s/ Carlos Olivieri
	Name:	Carlos Olivieri
	Title:	Chief Financial Officer